

September 3, 2010

Via Facsimile (212) 474-3700 and U.S. Mail
Bradley Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

> **Re:** **Barnes & Noble, Inc.**
> **Definitive Additional Soliciting Materials filed on Schedule 14A**
> **Filed September 1, 2010**
> **File No. 1-12302**

Dear Mr. Feuer:

   We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

DEFA 14A filed September 1, 2010

1.   We note disclosure asserting that Mr. Burkle's litigation and proxy contest are "baseless ". . Please refrain from making similar unsupported claims in future filings. In this regard, we remind you of prior comment 4 of our letter dated August 23. All statements of opinion or belief should be characterized as such and a reasonable basis must exist for each assertion. Please reconfirm your understanding.

2.   Please provide supplementally the *New York* magazine article referenced in the letter to shareholders.

3.   We refer to disclosure on the last page of the letter advising stockholders to

prevent Mr. Burkle from "destroy[ing]" Barnes & Noble. There does not appear to be any basis for this statement. Please avoid making this statement in future filings. Additionally, please avoid making any statements in soliciting materials that directly or *indirectly* impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc:　Andrew Thompson, Esq.
　　　Cravath, Swaine & Moore LLP